[redacted]

SECUR 14047073 SION

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL TRANSITION SOLUTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 W. CANDLETREE DRIVE, SUITE 100
(No. and Street)

PEORIA (City) ILLINOIS (State) 61614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. ZOGBY (309) 688 - 1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENNER, RICHARD L.
(Name – *if individual, state last, first, middle name*)

4616 N. PROSPECT RD., STE. B (Address) PEORIA HEIGHTS (City) ILLINOIS (State) 61616 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
REGISTRATIONS BRANCH
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, JAMES E. ZOGBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL TRANSITION SOLUTIONS, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

OFFICIAL SEAL
PHYLLIS D. MALONEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-24-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. EARNINGS AND RETAINED EARNINGS
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

Board of Directors
Global Transition Solutions, Inc.
1605 W. Candletree Drive, Suite 100
Peoria, IL 61614

February 21, 2014

Gentlemen:

Professional standards require that I advise you of various matters concerning my recent concluded audit.

<u>My Responsibility Under Generally Accepted Auditing Standards</u>

My responsibility, as prescribed by professional standards, is to plan and perform this audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors, irregularities (or illegal acts), if they exist, have not been detected. As part of my audit, I considered the Company's internal control structure. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control structure.

<u>Significant Audit Adjustments</u>

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statement that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statement.

During my audit, I did not note any significant audit adjustments.

<u>Disagreements with Management</u>

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report.

I am pleased to report that no such disagreements arose during the course of my audit.

<u>Consultation with Other Accountants</u>

Management has informed me that they have not consulted with other accountants during the year about auditing and accounting matters.

Difficulties Encountered in Performing the Audit

My audit was completed well within the deadline for completion and I had no difficulties in performing the audit.

Management Consulting Fees

During the year ended December 31, 2013, I did not perform any management consulting services for the Company.

This letter is solely for the internal use of the Board of Directors and management of Global Transition Solutions, Inc and should not be used for any other purpose.

If you have any questions or need further information concerning these matters, please call my office.

Sincerely

Richard L. Renner
Certified Public Accountant

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENT (FORM SIPC-7)

Board of Directors
Global Transition Solutions, Inc.
1605 W. Candletree Drive, Suite 100
Peoria, Illinois 61614

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Global Transition Solutions, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global Transition Solutions, Inc.'s compliance with the applicable instructions of Form SIPC-7. Global Transition Solutions, Inc.'s management is responsible for the Global Transition Solutions, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, disbursements and general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as prepared by the client when applicable, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as prepared by the client when applicable, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Richard L. Renner
Certified Public Accountant

February 21, 2014

GLOBAL TRANSITION SOLUTIONS, INC.

FINANCIAL STATEMENTS, SCHEDULES AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

December 31, 2013

CONTENTS

	Page
Report of Independent Certified Public Accountant	3-4
Financial Statements:	
Statement of Financial Condition	5
Statement of Earnings and Retained Earnings	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-10
Computation of Net Capital Under Rule 15c3-1	11
Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements under Rule 15c3-3	12
Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1)	13-14

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Global Transition Solutions, Inc.

Report on the Financial Statements
I have audited the accompanying financial statements of Global Transition Solutions, Inc. which comprise the statement of financial position as of December 31, 2013, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence that I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Transition Solutions, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITOR'S REPORT - continued

Report on Supplementary Information

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 10 through 13 is presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

- Page 10 Computation of Net Capital Under Rule 15c3-1
- Page 11 Computation for Determination of Reserve Requirements Under Rule 15c3-3
- Page 12-13 Information for Possession or Control Requirements Under Rule 15c3-3

This information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Richard L Renner
Certified Public Accountant

February 21, 2014

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 1,309,822	
Accounts receivable	99,404	
Total current assets		$ 1,409,226
PROPERTY AND EQUIPMENT, at cost:		
Equipment - computer	$ 2,407	
Furniture and fixtures	1,750	
Less accumulated depreciation	(4,157)	
Net property and equipment		0
OTHER ASSETS		
Prepaid insurance (Non-Admitted)	$ 90,218	
Travel Advances (Non-Admitted)	17,048	
Income tax recoverable (Non-Admitted)	124	
		107,390
Total Assets		$ 1,516,616

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$ 127,499	
Accrued commissions	663,000	
Insurance payable	90,439	
Total current liabilities		$ 880,938
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; authorized, 56,000 shares; issued and outstanding, 7,000 shares	$ 1,000	
Additional paid-in capital	5,001	
Retained earnings	629,677	
Total stockholder's equity		635,678
Total Liabilities and Stockholder's Equity		$ 1,516,616

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the year ended December 31, 2013

INCOME:		
Commissions	$ 6,264,929	
Dividends and interest	1,027	
Total income		$ 6,265,956
OPERATING EXPENSES:		
Commissions	$ 4,813,675	
Bank charges	1,665	
Dues and subscriptions	7,878	
Equipment leasing	17,469	
Insurance - E & O	81,346	
Insurance - fidelity bond	879	
Insurance - general liability	801	
Interest expense	1,837	
Maintenance and repairs	737	
Meals and entertainment	732	
Moving expenses	2,291	
NASD fees	13,279	
Office supplies and postage	23,996	
Pension / profit-sharing	300	
Professional fees	488,401	
Quote services	28,796	
Rent	50,334	
Telecommunications	57,378	
Trade show fees	57,755	
Travel and meetings	444,582	
Utilities	711	
Other fees and services	16,902	
Total operating expenses		6,111,744
NET INCOME (LOSS) BEFORE INCOME TAXES		$ 154,212
PROVISION FOR INCOME TAXES		50,824
NET INCOME (LOSS) FOR THE YEAR		$ 103,388
RETAINED EARNINGS, Beginning of year		276,289
Dividends paid		0
Recognized recovery of prior loss on fees paid		250,000
RETAINED EARNINGS, End of year		$ 629,677

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2013

Stockholder's Equity, beginning of year	$	282,290
Net income (loss) for the year		103,388
Additions (including non-conforming capital of $ - 0 -)		
Recognized recovery of prior loss on fees paid		250,000
Deductions (including non-conforming capital of $ - 0 -)		
Dividends paid		-- 0 --
Stockholder's Equity, end of year	$	635,678

The accompanying notes are an integral part of this statement.

GLOBAL TRANSITION SOLUTIONS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received - commissions and income	$ 6,384,552	
Cash paid for services and fees	(5,366,099)	
Income taxes paid	(29,400)	
Net cash used by operating activities		$ 989,053
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	$ -- 0 --	
Recognized recovery of prior loss on fees paid	250,000	
Net cash used by financing investing activities		250,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		$ 1,239,053
CASH AND CASH EQUIVALENTS, Beginning of year		70,769
CASH AND CASH EQUIVALENTS, End of year		$ 1,309,822
Reconciliation of net income to net cash provided by operating activities		
Net income for the year		$ 103,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	$ 118,596	
Increase in prepaid expenses	(61,813)	
Decrease in loans and taxes recoverable	21,424	
Increase in commissions payable	663,000	
Increase in accrued expenses	144,458	
		885,665
NET CASH USED BY OPERATING ACTIVITIES		$ 989,053

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Hoffman Securities Corporation was registered as a broker/dealer on January 28, 1988 with the Securities and Exchange Commission. The Company was inactive and in the development stage since its inception on August 21, 1987. In February, 1996 Hoffman Securities was purchased, restructured, and renamed Allied Financial Advisors, Inc. and remained in the development stage through December 31, 1996. In 1997, the Company became an active business receiving commissions on transactions and paying operating expenses. During 2006, the Company officially changed its name to Global Transition Solutions, Inc.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may effectively restrict dividends of capital to stockholders. Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined. At December 31, 2013 aggregate indebtedness and net capital were $880,938 and $528,288 respectively, or 166.75 percent. The Company's net capital requirements were $5,000 resulting in net capital in excess of requirements of $523,288.

Various assets were included on the balance sheet as non-allowed assets in the amount of $107,390. These amounts include prepaid fees, travel advances, and income tax recoverable and were deducted from the Company's net capital before applying the net capital computation.

NOTE 3 - SUBORDINATED LIABILITIES

The Company did not have any subordinated liabilities outstanding at December 31, 2013 or at any time during the year then ended.

NOTE 4 - RELATED PARTY TRANSACTIONS

All operating expenses of the corporation are guaranteed by a company related through common ownership.

NOTE 5 - INCOME TAXES

Income taxes for the Company at December 31, 2013 consist of the following:

Current year federal provision	$ 38,641
Current year state provision	12,183
Total provision	$ 50,824

NOTE 6 - UNREALIZED LOSS AND RECOGNIZED RECOVERY ON FEES PAID

In 2012, advances were made on unearned commission fees in the amount of $250,000. The unrealized loss reduced retained earnings based on the uncertainty of the amounts being earned.

In 2013, these commission fees were earned and the recovery was recognized as a deduction and returned to retained earnings.

GLOBAL TRANSITION SOLUTIONS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2013

AGGREGATE INDEBTEDNESS	$ 880,938
NET CAPITAL - Stockholder's equity	$ 635,678
Less: Non-allowable assets	107,390
Total Net Capital	$ 528,288
REQUIRED NET CAPITAL	5,000
EXCESS NET CAPITAL	$ 523,288
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (At 100%)	166.75 %
RECONCILIATION WITH FOCUS REPORT	
Net capital as reported in the Company's most recent unaudited Focus Report - Part II	$ 528,288
Audit adjustment	none
Net capital per above	$ 528,288

GLOBAL TRANSITION SOLUTIONS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2013

The Company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

4616 N. PROSPECT RD., SUITE B
PEORIA HEIGHTS, ILLINOIS 61616

OFFICE: (309) 713-3102 FAX: (309) 713-3222
E: rrennercpa@comcast.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

Board of Directors and Stockholder
Global Transition Solutions, Inc.

In planning and performing my audit of the financial statements of Global Transition Solutions, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered Global Transition Solutions, Inc.'s internal control over financial reporting as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Global Transition Solutions, Inc.'s internal control. Accordingly, I do not express an opinion on the effectiveness of Global Transition Solutions, Inc.'s internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Global Transition Solutions, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Global Transition Solutions, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INTERNAL CONTROL - Continued

A ***deficiency in internal control*** exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A ***significant deficiency*** is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A ***material weakness*** is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Cecurities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard L. Renner
Certified Public Accountant
Peoria Heights, Illinois
February 21, 2014